November 14, 2006

Via EDGAR
Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, DC 20549

Re:	Ophthalmic Imaging Systems Form 10-KSB for the fiscal year ended December 31, 2005 Filed March 28, 2006 Forms 10-QSB for the quarterly periods ended March 31, and June 30, 2006 SEC File No. 001-11140

Dear Mr. James:

        Set forth herein are our responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 27, 2006, with respect to our Form 10-KSB for the fiscal year ended December 31, 2005, filed on March 28, 2006 and our Forms 10-QSB for the quarterly periods ended March 31, 2006 and June 30, 2006. A courtesy copy of this letter has been sent to the Staff’s examiners via courier. For your convenience, we have reprinted the Staff’s written comments below prior to our responses.

Form 10-KSB for the Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis or Plan of Operation, page 12
Critical Accounting Policies, page 17

1.	It appears from your financial statements that you have accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on your financial condition or operating performance. For example, we note that you provide reserves for warranties and you have recognized a valuation allowance for your deferred tax assets. If true, consistent with Release Nos. 33-8040 and 33-8350, tell us and revise to provide disclosure about those critical accounting estimates or assumptions in MD&A that –

Ophthalmic Imaging Systems
November 14, 2006

a.	provides greater insight into the quality and variability of information regarding financial condition and operating performance,

b.	presents an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time,

c.	discusses why the accounting estimates or assumptions bear the risk of change,

d.	analyzes, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future, and

e.	analyzes their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

Otherwise, please explain why you believe the current disclosure complies.

        The current disclosures in the MD&A and critical accounting policies need adjustments to comply with the three principal objectives outlined in 17 CFR Release Nos. 33-8040 & 33-8350. We will increase the level of detail in the MD&A section related to our income tax provision, warranty accrual, interest, and other expense, and explanations of our comparisons within our income statement, balance sheet and cash flow statement. Our response to comment 3 below includes how we plan to amend our 10-KSB to disclose more information concerning our interest and other expense section of the MD&A. Our response to comment 8 below includes how we plan to amend our 10-KSB to disclose more information concerning our warranty accrual/reserve within the MD&A. Our response to comment 9 below includes how we plan to amend our 10-KSB to disclose more information concerning our income tax provision within the MD&A. Our response to comment 16 below will result in an amendment of the 10-KSB to quantify each factor contributing to a change where we identify two or more factors as the causes for such change.

Selected Financial Data, page 18

2.	We note that the information for 2004 and 2003 has been revised from the statements of operations data included in your December 31, 2004 Form 10-KSB. We also note your discussion on page 19 of the “changed presentation” in your installation revenues and costs. As it appears that you are restating to change from an accounting principle that is not generally accepted to one that is generally accepted, tell us why you did not label the columns as “restated” and provide the disclosures required by paragraph 37 of ABP 20.

Ophthalmic Imaging Systems
November 14, 2006

        Installation revenue and expenses are a growing part of our business, thus, at the end of 2005, we decided to present these amounts on a gross basis within sales and cost of sales, instead of on a net basis within selling and marketing expenses. As part of this determination, we evaluated the materiality of the installation revenue and expenses in fiscal year 2004 and concluded the amounts were immaterial. Accordingly, we did not restate the 2004 amounts. Under paragraph 37 of APB 20, moreover, there is no effect on income before extraordinary items, net income, and the related per share amounts. However, we reclassified the 2004 amounts for comparative purposes within the 10-KSB to assist the investors in comparing the two fiscal years.

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004, page 19

3.	We note from page 22 that your other interest expense includes amounts “with financing arrangements provided to certain of the Company’s customers in connection with sales of [your] products.” We note from your response to our prior comment 2 from our May 9, 2005 letter that customer financing may be done via a referral from the company but you do not provide the financing, you retain no credit risk and you do not receive any commission. Please tell us the nature and amount of the interest expense for 2004, 2005 and the six months ended June 30, 2006. Tell us how you account for these amounts. Refer to the accounting literature that you relied upon and explain how you applied that literature to your facts and circumstances.

        The amount of fees related to financing arrangements provided to certain of our customers in connection with sales of our products for 2004, 2005, and the six months ended June 30, 2006 are $108,453, $44,960, and $76,958, respectively. We account for these fees within interest income/expense on the income statement. Pursuant to paragraph 16 of SFAS 140, we participate in tri-party arrangements with our customers and an intermediary lender. Specifically, the lender accepts an IOU from the customer and then presents a separate IOU to us. The agreement with the lender allows the customer to pay over time interest-free. With the IOU, we may require that the lender make accelerated payment(s) at an appropriately discounted amount. In substance these transactions allow the customer to obtain financing from an lender to pay amounts due to us. The customer’s original liability to us is extinguished on the date the lender remits cash or a lender IOU to us. We incur these financing costs to expedite payment and lessen the necessary collection efforts.

        We will amend our form 10-KSB for the fiscal year end December 31, 2005 by adding the following language to the MD&A section:

Pursuant to paragraph 16 of SFAS 140, we participate in tri-party arrangements with our customers and an intermediary lender. Specifically, the lender accepts an IOU from the customer and then presents a separate IOU to us. The agreement with the lender allows the customer to pay over time interest-free. With the IOU, we may require that the lender make accelerated payment(s) at an appropriately discounted amount. In substance these transactions allow the customer to obtain financing from an lender to pay amounts due to us. The customer’s original liability to us is extinguished on the date the lender remits cash or a lender IOU to us. We incur these financing costs to expedite payment and lessen the necessary collection efforts. We account for these fees within interest income/expense on the income statement.

Ophthalmic Imaging Systems
November 14, 2006

Financial Statements, page F-1
Note 1. Summary of Significant Accounting Policies, page F-10
Revenue Recognition and Warranties, page F-12

4.	We note from page F-11 that your payment terms are generally 50% deposit on order, and 50% less installation fee within 15 days after shipment. Installation fees are due after installation is complete. On page F-12, we note that you derive revenues from the sale of products, including software, and services such as training, installation and extended warranties. Please respond to the following:

•	Revise the filing to provide the disclosures of your revenues from external customers for each product or service (or each group of similar products and services) unless it is impracticable to do so, consistent with paragraph 37 of SFAS 131.

        During fiscal year 2005, we did not have separate segments as defined within the scope of paragraph 37 of SFAS 131. Under paragraphs 10 and 18 of SFAS 131, we had only one component that:

1.	engaged in business activities and

a.	earned 10% or more of our total revenue,

b.	had an absolute a profit or loss that was 10% or more of our total net income or loss, as applicable, or

c.	had assets whose book value was 10% or more of our total assets, and

2.	whose operating results were regularly reviewed by our chief operating decisionmaker who determined the amount of resources to be allocated to this segment and assessed its performance, and

3.	for which discrete financial information was available.

        We continuously evaluate the criteria for SFAS131 to see if it affects our financial reporting. If our evaluation of the annual information for fiscal year 2006 indicates that SFAS 131 applies, we will implement the appropriate standards and disclosures required.

        Service revenue is not segmented according to paragraph 37 of SFAS 131, which allows separate reporting of revenues from external customers for each group of similar products and services. Management believes that our service revenue received from various sources is related to similar products considered to be a group under SFAS 131, thus, allowing us to aggregate these items and report them on a gross basis within our income statement.

Ophthalmic Imaging Systems
November 14, 2006

•	Consistent with paragraph 18 of EITF 00-21, since revenue is based on separate contract elements, tell us and revise the filing to disclose how you measure the period’s revenue. Identify contract elements permitting separate revenue recognition, and describe how they are distinguished. Explain how contract revenue is allocated among elements. Please disclose, as applicable, material assumptions, estimates and uncertainties related to your revenue recognition such as rights of return, conditions of acceptance, price protection, etc. and describe the accounting treatments for the contingencies. Also describe significant assumptions, material changes, and reasonably likely uncertainties.

        Under EITF 00-21, the multiple components of our revenue are considered separate units of accounting in that revenue recognition occurs at different points of time for product shipment, installation and training services, and service contracts based on performance or contract period.

        Revenue for the product shipment is recognized when title passes to the customer, which is upon shipment, provided there are no conditions to acceptance, including specific acceptance rights. If we make an arrangement that includes specific acceptance rights, revenue is recognized when the specific acceptance rights are met. Upon review, we concluded that consideration received from our customer agreements are reliably measurable because the amount of the consideration is fixed and no refund rights are included in the arrangement.

        Installation revenue is recognized when the installation is complete. Separate amounts are charged and assigned in the customer quote, sales order and invoice, for installation and training services. These amounts are determined based on fair value, which is calculated in accordance with industry and competitor pricing of similar services and adjustments according to what the market will bear. There is no price reduction in the product price if the customer chooses to not have us complete the installation.

        Extended product service contracts are offered to our customers and are generally entered into prior to the expiration of our one year product warranty. The revenue generated from these transactions are recognized over the contract period, normally one to two years.

        In general, our arrangements with customers, resellers, and distributors do not provide any special rights or privileges with respect to refund or return rights, and in most cases, we do not have arrangements that include acceptance rights. If we make such arrangements for acceptance rights, revenue is recognized when the specific acceptance rights are met.

        We recognize revenue on stand-alone software packages when our revenue recognition policy, as set forth below, is met.

Ophthalmic Imaging Systems
November 14, 2006

•	We note your response to prior comment 2 of our April 12, 2005 letter. However, to help us understand how you record and measure revenues, please tell us in more detail how you applied EITF 00-21, including the separation and measurement criteria. Please also include a discussion of how you determined the amount of revenue related to your installation services. We note that for 2003 and 2004 the costs were in excess of the revenues recognized. Please also see Question 3 of SAB Topic 13.A.3(c).

Also see Section ILF(3) of the Current Accounting and Disclosure Issues in the Division of Corporation Finance, dated December 1, 2005, which is available on our website at http:f/www.sec.gov/divisions/corpfin/acctdis120105.pdf.

        We apply EITF 00-21, including the separation and measurement criteria, as follows:

•	The delivered item(s) has value to the customer on a stand-alone basis. The customer could resell the delivered item(s) on a stand-alone basis

•	Revenue arrangements with multiple deliverables are divided into separate units of accounting. The amounts allocated to the separate units are separately stated on the price list, quote, sales order, packing slip, and invoice.

•	Revenue from arrangements is allocated among the separate units of accounting based on their relative fair values, which is calculated in accordance with industry and competitor pricing of similar services and adjustments according to what the market will bear.

•	Applicable revenue recognition criteria is considered separately for separate units of accounting.

        Installation service revenue is recognized when the service has been performed and the installation is complete. We treat this revenue as a separate item from the sale of the products being installed. Installation is separately stated at market value in our price list, sales orders, and invoices based on fair value, which is calculated in accordance with industry and competitor pricing of similar services and adjustments according to what the market will bear. Installation is a stand-alone service that can be performed by the customer or other professional installers.

        Section II.F(3) of the Current Accounting and Disclosure Issues in the Division of Corporation Finance, dated December 1, 2005, states that if revenue is recognized based on separate contract elements or milestones, companies need to disclose how the period’s revenue is measured. We will provide additional disclosure on contract elements and/or milestones in future filings.

Ophthalmic Imaging Systems
November 14, 2006

        For your reference, we have provided our revenue recognition policies from our April 12, 2005 response letter below:

We derive our revenue primarily from product sales, installation, maintenance, and training. We follow SAB 101 and SAB 104 in relation to our Revenues Recognition Policy as it addresses the following points:

•	Persuasive evidence of an arrangement exists

We ship only when an approved document is received from a customer in the form of a signed sales quotation form or a purchase order from the customer. This document must be approved by us prior to shipment to ensure that the pricing and terms are acceptable to us. In order for the revenue to be recognized in a particular quarter, the document received from the customer must be dated no later than the last day of the period in question.

•	Delivery has occurred or services have been rendered

Products we ship are sold FOB, Sacramento (shipping point), with the customer taking title to the product once it leaves our facility. Service revenue such as installation is not recognized until the service is performed. Question 3 of SAB Topic 13.A.3(c) states that “presuming all other revenue recognition criteria have been met, the staff would not object to revenue recognition at delivery if the only rights that a seller retains with the title are those enabling recovery of the goods in the event of customer default on payment.”

•	The seller's price to the buyer is fixed or determinable

We sell products by providing the customer with an approved sales quotation form which determines the price at which we are willing to sell the product to the customer

•	Collectability is reasonably assured

Our customer base consists primarily of doctors, clinics, medical institutions and universities. We require a deposit from the customer upon accepting the order, unless an institution gives us a purchase order with payment terms. We also refer customers to a third party financing provider when appropriate, thus minimizing our collection efforts.

Ophthalmic Imaging Systems
November 14, 2006

Reclassifications, page F-l5

5.	We note that you revised the amounts for 2004 to present installation income and expenses on a gross basis within sales and cost of sales instead of on a net basis within selling and marketing expenses. As a result of this “changed presentation” you similarly reclassified the prior quarters in 2005. As it appears that you are restating to change from an accounting principle that is not generally accepted to one that is generally accepted, please address the following:

•	Tell us why you did not provide the disclosures required by APB 20 with respect to corrections of errors.

•	ReviseyourdisclosureinthenotesandMD&Atoproperlycharacterizethenatureoftherestatements andexplainwhyyoudidnotprovidethedisclosuresrequired by APB 20.

•	SimilarlyaddressthisissuewithrespecttothechangesmadetoyourMarch31,andJune30,2006 financialstatementsandthechangesyouwillmaketoyourSeptember30,2006financialstatements.

        Please refer to our answer to comment 2 above.

Note 3. Related Parties Transactions, page 6

6.	Please tell us where you reflect the cash payment of $200,000 for the MediVision license in your statements of cash flows.

        The $200,000 licensing agreement was not paid until July 2006. We were invoiced by MediVision in June. We capitalized the asset, and recorded the liability against the inter-company receivable in June, 2006. Subsequently, there was no effect on cash flow as of June 30, 2006.

7.	Please tell us and revise to disclose, consistent with paragraph 2 of SFAS 57, the nature of the transaction wherein you “added” to your receivable from related party for $518,710 in exchange for inventory and other non-cash consideration as disclosed on page 4. Tell us how you valued the non-cash consideration.

        While compiling the information for our Form 10-QSB for the period ended September 30, 2006, we discovered that the $518,710 non-cash consideration was misstated. The actual amount should have been $356,592. These transactions are receivables and payables from or to MediVision and C.C.S. Pawlowski that will be paid in cash. There is a timing difference between when the transactions are recorded, and when they are paid. The above amount is primarily comprised of sales to MediVision and CCS which are valued at agreed-upon discounted prices, offset by research and development expenses charged by MediVision at cost plus 12%.

Ophthalmic Imaging Systems
November 14, 2006

Note 4. Accrued Liabilities and Product Warranty, page F-l6

8.	Based upon a review of your warranty rollforward schedule for 2004 through 2006 we note that your warranty provision (credit) has varied significantly by quarter without an apparent corresponding relationship with your sales. For example, we note that you recorded provisions of $233,840 in the fourth quarter of 2004, $13,250 in the first quarter of 2005, $54,000 in the second quarter of 2005, $173,650 in the third quarter of that year and $233,750 in the fourth quarter of 2005, followed by a credit or negative provision of $62,250 in the first quarter of 2006. Please respond to the following:

•	Tell us and revise the filing to disclose, consistent with paragraph 14 of FIN45, your accounting policy and methodology used in determining your liability for product warranties. Be sufficiently detailed in your response to explain the significant fluctuations in the provision each quarter.

•	Tell us and disclose where you classify the warranty costs in your statements of operations.

•	Tell us and present an analysis in MD&A to discuss the underlying reasons for significant changes in your warranty provisions and costs.

•	Tell us and disclose how you account for the costs under your extended warranty programs. Refer to paragraph 4 of FTB 90-1.

        We have two types of warranty reserves, a general product reserve on a per product basis, and specific reserves created as we become aware of issues. The product reserve is calculated based on a fixed dollar amount per system shipped each quarter. The specific reserves usually arise from the introduction of new products at our largest trade show of the year in October/November of every year. When a new product is introduced, we reserve for specific problems arising from potential issues during the implementation phase. As time passes, the issues are resolved and we reduce the specific reserve. Because of these types of issues, our warranty reserve may fluctuate not in correlation to fluctuations for sales.

        Warranty costs are classified within cost of sales on our statement of operations.

        Our costs directly related to the acquisition of extended warranty contracts that would not have been incurred but for the acquisition of the contracts, are nominal and therefore do not need to be deferred in proportion to the contract revenue per paragraph 4 of FTB 90-1.

Ophthalmic Imaging Systems
November 14, 2006

        We will amend our form 10-KSB for the fiscal year end December 31, 2005 to add the following language to the critical accounting policy section:

We have two types of warranty reserves. A general product reserve on a per product basis, and specific reserves created as we become aware of issues. The product reserve is calculated based on a fixed dollar amount per system shipped each quarter. The unanticipated reserves usually arise from the introduction of new products at our largest tradeshow of the year in October/November of every year. When a new product is introduced, we reserve for specific problems arising from potential issues during the implementation phase. As time passes, and the issues are resolved, we reduce the specific reserve. These types of issues can cause our warranty reserve to fluctuate outside of sales fluctuations.

Note 9. Income Taxes, page F-26

9.	We note that during the first three quarters of fiscal 2004 you recorded no tax provision or benefit even though you had income before taxes of $239,815, $244,684, and $326,713 in the quarters ended March 31, June 30, and September 30, 2004. In the fourth quarter of 2004 you had net income before taxes of $335,384 and you recorded a tax benefit of $558,000. This benefit was primarily due to a change in your valuation allowance of $993,000 net of deferred taxes of $464,000. Your disclosure on page F-27 does not explain why you changed your estimate with respect to the valuation allowance in the fourth quarter of 2004. In addition, the discussion of your income taxes in MD&A on page 22 does not include a discussion of this change. In the first three quarters of 2005 you recorded a cumulative income tax expense of $26,224 and then in the fourth quarter you decreased your valuation allowance by $404,000. Please respond to the following:

•	Due to the significance of the income tax benefit to your fourth quarter and fiscal year in 2004 and 2005, please tell us and revise to disclose the nature of the change in circumstances that occurred during the fourth quarter of 2004 and 2005 that caused a change in your judgment about the realizability of the related deferred tax asset in fixture years. Please be sufficiently detailed in your response.

•	Similarly revise your discussion in MD&A to discuss and quantify this change.

        According to IRS rule 382, our net operating losses prior to August of 2000 are capped at $389,000 per year as of fiscal year 2000 for 20 years. In order to realize our tax asset in 2004 and 2005, we needed to evaluate whether it was more likely than not that we will be able to realize our deferred tax asset for 15 and 14 years ahead, respectively. We were not profitable for seventeen consecutive years between 1984 and 2000. We turned a profit in 2001 and have been profitable for the last five years. There is significant uncertainty in projecting future profitability due to the history of our business, and the rapidly changing medical technology market that we are in. We calculate our tax provision quarterly and assess how much deferred tax asset is more likely than not to be used in the future. In the fourth quarter of every fiscal year, we participate in the industry’s largest tradeshow of the year, which contributes approximately 25% of our revenue generated in the last month of the fiscal year. This tradeshow substantially influences the outcome of our profitability for that year, as well as gives us an indication of the years to come. Significant expenses, resources, and risk are put into the tradeshow every year in hopes of generating revenue. We can also see how the market responds to our new products, as well as our competitor’s products. With this tradeshow behind us in the fourth quarter of 2004 and 2005, we were in a better position to assess how we were doing, will be doing in the years to come, and determine whether it is more likely than not that we will be able to realize our deferred tax assets. Thus, this information prompted us to change our valuation allowance in the fourth quarter of 2004.

Ophthalmic Imaging Systems
November 14, 2006

        We used the following analysis to assess whether we will more likely than not realize the deferred tax asset. We assumed that we will be able to use all of our unlimited NOL amounts. We then assessed the amount of future capped net operating losses we will more likely than not be able to use. In 2004, we made an assessment that we will be able to use four years of capped net operating losses in the future. In 2004, we did not feel comfortable looking beyond the year 2009 when assessing the amount of deferred tax assets that are more likely than not to be used. In 2005, due to our increased confidence with another year of profitability behind us, and indications of a profitable future year ahead of us, we increased our assessment that we will be able to use five years of capped net operating losses in the future, and the next year’s projected taxable income. In 2005, we did not feel comfortable looking beyond the year 2011 when assessing the amount of deferred tax assets that are more likely than not to be used.

        We will amend our form 10-KSB for the fiscal year end December 31, 2005 to add the following language to the critical accounting policy and MD&A sections:

We calculate a tax provision quarterly and assess how much deferred tax asset is more likely than not to be used in the future. We use the following analysis to assess whether we will more likely than not realize the deferred tax asset. We assume that we will be able to use all of our unlimited NOL amounts. We then assess the amount of our future capped net operating losses we will more likely than not be able to use.

In order to realize our tax asset in 2004 and 2005, we needed to evaluate whether we will more likely than not be able to realize our deferred tax asset for 15 and 14 years ahead, respectively. We were not profitable for seventeen consecutive years between 1984 and 2000. We turned a profit in 2001 and have been profitable for the last five years. There is significant uncertainty in projecting future profitability due to the history of our business, and the rapidly changing medical technology market that we are in. We calculate our tax provision quarterly and assess how much deferred tax asset is more likely than not to be used in the future.

In the fourth quarter of every fiscal year, we participate in the industry’s largest tradeshow of the year, which contributes approximately 25% of our revenue generated in the last month of the fiscal year. This tradeshow substantially influences the outcome of our profitability for that year, as well as gives us an indication of the years to come. Significant expenses, resources, and risk are put into the tradeshow every year in hopes of generating revenue. We can also see how the market responds to our new products, as well as our competitor’s products. With this tradeshow behind us in the fourth quarter of 2004 and 2005, we were in a better position to assess how we were doing, will be doing in the years to come, and determine whether it is more likely than not that we will be able to realize our deferred tax assets. Thus, this information prompted us to change our valuation allowance in the fourth quarter of 2004.

Ophthalmic Imaging Systems
November 14, 2006

10.	Paragraph 17(e) of SFAS 109 indicates that valuation allowance for deferred tax assets is appropriate only when it is more likely than not that some portion of the asset will not be realized. We note that you have had net income in each quarter at least since the fourth quarter of 2001, yet you continue to reflect a valuation allowance of $2.1 million as of December 31, 2005. Please tell us how you considered paragraphs 20-25 of SFAS 109 in determining that this valuation allowance was required as of December 31, 2004 and 2005 and June 30, 2006. Discuss both the positive and negative evidence that you considered in reaching your conclusion and the weight given to this evidence.

        Please refer to our answer to comment 9 above. We weighed all available evidence, both positive and negative, when determining whether a valuation allowance was needed and how much was needed. We used the following information for our analysis: our current financial position, historical results of operations, the rapidly changing medical technology industry, and the market’s response to ours and competitors’ current products, and results from our largest tradeshow of the year. We placed the most qualitative weight on our recent positive results of, our history of operating losses, and the rapidly changing medical technology in the market. Per paragraphs 20-25 of SFAS 109, it was difficult for us to conclude that a valuation allowance was not needed due to our history of operating losses.

11.	We note that during at least 2003, 2004 and 2005 (and the first two quarters of 2006) that you have provided either no provision or benefit for income taxes or a small provision (ranging from $0 - $17,200) during each of the first three quarters of each year. In the fourth quarter of 2003, 2004, and 2005 you recognized a significant tax benefit of $415,500, $558,000, and $79,224, respectively. Please tell us in sufficient detail how you determine the amount of your income tax provision or benefit each quarter and for the fiscal year with reference to the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

        Please refer to our answer to comment 9 above. We relied on SFAS 109 and APB 28 for guidance in determining our provision or benefit for income taxes on a quarterly basis.

Ophthalmic Imaging Systems
November 14, 2006

Form 10-QSB for the Quarterly Period Ended March 31, 2006
Financial Statements, page 1
Note 5. Warranty Obligations, page 10

12.	Please tell us why you do not reflect a provision for warranty costs and instead reflect a credit (decrease) in your warranty accrual of $62,250 for the three months ended March 31, 2006. We note that sales for the quarter were $3,620,693. In addition, tell us why your warranty costs incurred reflect an increase of $10,700 to the accrual and not a decrease.

        Please refer to our answer to comment 8 above to see our general methodology regarding our warranty reserve. During the quarter ended March 31, 2006, our warranty costs increased by $10,700 as compared to the year ended December 31, 2005, due to a general reserve increase of $69,000 based on our product shipments during the quarter ended March 31, 2006 as compared to the year ended December 31, 2005; and a decrease of $58,300 during the quarter ended March 31, 2006 from the analysis of a specific reserve placed at fiscal year-end December 31, 2005 for possible replacements of a system that was receiving negative feedback from the market. The analysis showed that approximately half of the possible replacements were either replaced by us, or a determination was made that they will not need to be replaced. A decrease in our general reserve for products shipped during for the year ended December 31, 2005 as compared to the year ended December 31, 2004 of $62,251 offset the increase of $10,700, and caused a decrease of our reserve of $51,550 for the three months ended March 31, 2006 as compared to the year ended December 31, 2005.

Management’s Discussion and Analysis or Plan of Operation, page 11
General and Administrative Expenses, page 14

13.	We note your disclosure on page 14 that one of the reasons for the increase in general and administrative expenses was the “increases in sales return reserve requirements.” In prior comment 3 of our April 12, 2005 letter we requested that you tell us and revise future filings to disclose any special rights or privileges granted to customers including rights of return. In your response you stated that you did not provide return rights and that you would clarify this point in future filings. Please revise your December 31, 2005 Form 10-KSB to clarify the nature of the return rights provided to customers and how you account for them.

        This increase in sales return reserve requirement is actually an accounts receivable reserve referring to potential bad debt or an allowance for doubtful accounts. The language does not accurately reflect the nature of the reserve, and we will revise our language accordingly to read “allowance for doubtful accounts.”

14.	Please tell us the nature of the “sales return reserve” to which you refer on page 14 and provide us with a rollforward of that reserve on a gross basis for each quarter in 2005 and 2006. Tell us how you account for and measure the reserve and why.

        Please refer to our answer to comment 13 above. We have an accounts receivable/bad debt reserve calculated as a percentage of sales over 90 days, 61-90 days, 31-60 days, and under 30 days. We also analyze and reserve for bad debt of specific sales, based on specific circumstances surrounding the status of the collection efforts made on each account.

Ophthalmic Imaging Systems
November 14, 2006

15.	If the revenue from your sales transactions meets the requirements of paragraph 6 of SFAS 48, then address the following:

•	Revise your December 31, 2005 Form 10-KSB and September 30, 2005 and March 31, and June 30, 2006 Forms 10-QSB to reflect the reserve for sales returns as a reduction of sales and cost of sales consistent with paragraph 7 of SFAS 48 and question 5 of SAB Topic 13.B, and not as a net amount within general and administrative expenses, or tell us why the current accounting and classification is appropriate under U.S. GAAP.

•	Include all applicable disclosures required by SFAS 154 with respect to the restatement or tell us why an amendment is not required. File a Form 8-K to provide all the disclosure required by Item 4.02 of Form 8-K or tell us why you are not required to file this information.

        Please refer to our answers to comments 13 and 14 above. We do not recognize revenue for sales where buyers have a specific milestones or acceptance rights within their contract. Therefore, no revision and disclosures need to be revised, nor does a Form 8-K need to be filed.

16.	In future filings, including your amended December 31, 2005 Form 10-KSB, consistent with FRC 501.04, revise MD&A to quantity each factor contributing to a change where you identify two or more factors as the causes for that change.

        We will amend the 10-KSB accordingly.

Form 10-QSB for the Quarterly Period Ended June 30, 2006
Financial Statements, page 1
Management’s Discussion and Analysis or Plan of Operation, page 11

17.	We note that your revenues increased 22%. We also note that your service revenues were 16% of your total sales for the three months ended June 30, 2006 versus 13% in the first quarter of 2006. Please tell us and revise future filings to disclose the underlying reasons for the increases, including not only a discussion of changes in volume and price changes, but also an analysis of the reasons and factors contributing to the increase or decrease. In addition, discuss the significant components of the service revenues for each quarter in 2005 and 2006.

        We continue to place significant emphasis on service revenue. The main portion of service revenue that increased between the first and second quarters of 2006 is primarily from our extended service contract revenue. The volume of extended service contracts sold over time continues to increase relative to total sales, as we continue to educate our customers about the benefits of the contracts. This education process has been ongoing for the last five years, and the service revenue increases as additional customers join the pool of customers that buy extended service contracts. Service contract revenue during fiscal years 2005 and 2006 constituted at least 75% of total service revenue. The rest of the service revenue consists of non warranty repairs and parts, and technical support phone billings for customers not under warranty. We will discuss this issue in detail in future filings.

Ophthalmic Imaging Systems
November 14, 2006

18.	Please see the comment above with respect to your warranty accrual. In addition, we note that you have provided no provision or benefit for income taxes on your net income before taxes of $535,294 and $1,020,170 for the three and six months ended June 30, 2006. Please tell us and in future filings please present an analysis to explain the underlying reasons for the significant changes in (a) your warranty provisions and costs and (b) your provision for income taxes. Please refer to Release 33-8350 which provides guidance on providing a thorough analysis.

        Please refer to our answers to comments 8, 9, and 12 above.

19.	We note from the disclosure on page 15 that the “increase in inventory is primarily in finished goods as several orders had been substantially completed, but did not meet all of the applicable revenue recognition criteria for sales recognition.” To help us better understand your revenue recognition policies, please tell us the underlying reasons for not being able to record revenue for these transactions and quantify the amount not recorded to the extent practicable.

        We did not recognize $514,753 in revenue because these sales failed to meet our revenue recognition policies. Certain revenues did not meet the acceptance rights in the contract and for others we were unsure about the collectability of the sale, even though the inventory was physically shipped. The amount of inventory related to this revenue was $77,560.

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         We acknowledge the following in connection with the proposed amendments to the Form 10-KSB for the fiscal year ended December 31, 2005, filed on August 18, 2006:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Regards, Ophthalmic Imaging Systems By: /s/ Ariel Shenhar Name: Ariel Shenhar Title: Vice President and Chief Financial Officer
cc:	Kate Tillan U.S. Securities and Exchange Commission

Henry I. Rothman, Esq. Troutman Sanders LLP